Exhibit 99.1

BAYTEX SIGNS AGREEMENT TO DELIVER PRODUCED GAS
FOR POWER GENERATION IN PEACE RIVER AREA

CALGARY, ALBERTA (February 22, 2013) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) has signed a 10-year agreement with Genalta Power Inc. (“Genalta”) whereby the majority of excess gas associated with its Peace River area heavy oil production will be delivered to a power generating facility being constructed by Genalta in the area. Baytex will construct a pipeline that will connect its existing integrated gas collection system in the Harmon Valley and West Harmon areas to the Genalta facility. The pipeline is expected to be completed in the first half of 2013.

“Baytex has been working to reduce emissions in the region and this initiative is part of our ongoing commitment to conduct our operations in an environmentally responsible manner,” said James Bowzer, Baytex's President and Chief Executive Officer.

“Genalta is excited to be working with Baytex to create environmentally friendly electricity using produced gas,” said Genalta's Chief Executive Officer, Graham Illingworth.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

Genalta Power Inc. is a privately held Canadian corporation in the business of developing, owning and operating independent power plants that produce and sell environmentally friendly electricity from waste and clean energy sources.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521